                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.   20549







                                    FORM 11-K





 (Mark One)

       X       Annual Report Pursuant to Section 15(d) of the Securities

               Exchange Act of 1934



          For the fiscal year ended August 31, 1996 or



          Transition Report Pursuant to Section 15(d) of the Securities Exchange

          Act of 1934



          For the transition period from           to









                        Commission file number:  33-33305







                           DEKALB Genetics Corporation

                           Savings and Investment Plan

                            (Full title of the plan)





                           DEKALB GENETICS CORPORATION

                               3100 Sycamore Road

                             DeKalb, Illinois  60115

           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.





                                          DEKALB Genetics Corporation

                                                         (Registrant)



                                          By:   Bruce P. Bickner

                                                Bruce P. Bickner

                                                Chairman and Chief

                                                Executive Officer

Date:  February 28, 1997

                           DEKALB Genetics Corporation

                           Savings and Investment Plan











                            Financial Statements and

                             Supplemental Schedules

                         As of August 31, 1996 and 1995

                         Together with Auditors' Report















                   Employer Identification Number:  36-3586793

                                Plan Number:  002

             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                            August 31, 1996 and 1995





                                      INDEX



            REPORT OF INDEPENDENT ACCOUNTANTS



            FINANCIAL STATEMENTS:

              Statement of Net Assets Available for Plan Benefits,

               with Fund Information as of August 31, 1996

              Statement of Net Assets Available for Plan Benefits,

               with Fund Information as of August 31, 1995

              Statements of Changes in Net Assets Available for Plan

               Benefits, with Fund Information for the Years Ended

               August 31, 1996 and 1995

              Notes to Financial Statements



            SUPPLEMENTAL SCHEDULES:

              Item 27a - Schedule of Assets Held for Investment

               Purposes as of August 31, 1996

              Item 27d - Schedule of Reportable Transactions for the

               Year Ended August 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the

DEKALB Genetics Corporation Savings

and Investment Plan





We have audited the accompanying financial statements and schedules of the

DEKALB Genetics Corporation Savings and Investment Plan (the "Plan") as of

August 31, 1996 and 1995, and for the years then ended, as listed in the accompanying index.  These financial statements and schedules are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audits.



We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly in all material respects, the net assets of the Plan as of August 31, 1996 and 1995,

and changes in net assets available for plan benefits for the years then ended,

in conformity with generally accepted accounting principles.



Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for

Reporting and Disclosure under the Employee Retirement Income Security Act of

1974.  The fund information in the statements of net assets available for plan benefits and changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present net assets available for plan benefits and changes in net assets available for plan benefits of each fund.



The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and,

in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN







Chicago, Illinois

February 21, 1997

             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              AS OF AUGUST 31, 1996





                                                                                                                       Capital

                                                                                      Money

Fixed  Preservation

                                                          Equity Fund            Market Fund

Income Fund                                                    Fund


ASSETS:

    Investments, at fair market value

    or contract value -

    DEKALB Genetics Corporation

    common stock                                                                         -

-             -

    Common stocks                                         63,030,501                    -

-           -

    Corporate Bond and Bond funds                                  -                    -

5,820,567                                                    4,560,286

    Investment in common trust funds                       3,615,114               10,041,997

437,247                                                        257,302

    U.S. Treasury bonds and notes                                 -                     -

11,670,924                                                        -

    Participation Accumulation Fund                               -                     -

-     13,979,818

    Participation loans                                           -                     -

-            -

                                                          -----------            -------------    ---

-----------                                               ------------

    Total investments                                     66,645,615               10,041,997

17,928,738                                                  18,797,406

                                                                                 -------------    ---

----------                                                -------------

    Receivables -

    Company contribution                                    1,239,145                 163,645

276,361                                                        190,918

    Accrued interest and dividends                            102,489                  23,744

45,721          289

    Fund transfers pending                                    173,993                 443,376

(821,983)                                                      203,122

                                                                                 -------------    ---

----------                                                ------------

       Total receivables                                    1,515,627                 630,765

(499,901)                                                      394,329

                                                                                 -------------    ---

----------                                                -------------

       Total assets                                        68,161,242              10,672,762

17,428,837                                                  19,191,735

LIABILITIES

    Other liabilities                                          65,564                   12,419

18,100        13,523

                                                                                 -------------    ---

-----------                                               ------------

NET ASSETS AVAIABLE FOR

    PLAN BENEFITS                                          68,095,678            10,660,343

17,410,737                                                19,178,212

                                                          ===========            ==========

===========                                               ===========












                                                                                 Company

Pfizer Stock                                              Participant

                                                                                 Stock Fund

Fund                                                        Loan Fund                 Total



ASSETS:

    Investments, at fair market value

    or contract value -

    DEKALB Genetics Corporation

    common stock                                                                   4,503,972

4,503,972

    Common stocks                                                                         -

120,984                                                           -                63,151,485

    Corporate Bond and Bond funds                                                        -

-           -                                               10,380,853

    Investment in common trust funds                                                  39,804

10,379         -                                            14,401,843

    U.S. Treasury bonds and notes                                                        -

-           -                                               11,670,924

    Participation Accumulation Fund                                                      -

-           -                                               13,979,818

    Participation loans                                                                  -

-      869,412                                                 869,412

                                                                                 ------------     ---

-------                                                   ------------           -------------

    Total investments                                                               4,543,776

131,363                                                      869,412               118,958,307

    Receivables -

    Company contribution                                                              363,530

-            -                                                2,233,599

    Accrued interest and dividends                                                      9,581

536         19                                                  182,379

    Fund transfers pending                                                              1,492

-            -                                                    -

                                                                                 -------------    ---

-----  -----------                                        -------------

       Total receivables                                                              374,603

536         19                                                2,415,978

                                                                                 -------------    ---

-----  ----------                                         -------------

       Total assets                                                                 4,918,379

131,899                                                      869,431               121,374,285



LIABILITIES

    Other liabilities                                                                  22,444

-        16,000                                                 148,050

                                                                                 -------------    ---

---------                                                 -------------          -------------

NET ASSETS AVAIABLE FOR

    PLAN BENEFITS                                                                   4,895,935

131,899                                                       853,431              121,226,235

                                                                                 ============

========                                                  ==========             =============



    The accompanying notes are an integral part of this financial statement.


             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              AS OF AUGUST 31, 1995





                                                                                         Capital

                                                             Money

  Fixed                                  Preservation

                                         Equity Fund    Market Fund    Income

  Fund                                        Fund


ASSETS:

    Investments, at fair market value

       or contract value -

       DEKALB Genetics Corporation

         common stock                    $         -    $          -   $

-   $        -

    Common stocks                    54,739,420              -

-             -

    Investment in common trust funds            970,928   11,103,790

10,048,714                                  6,090,972

    U.S. Treasury bonds and notes                     -            -

5,497,995                                           -

    Participation Accumulation Fund                   -            -

-    15,356,763

    Participation loans                               -            -

-            -

                                          -------------- -------------- --------

------ -------------

       Total investments                     55,710,348   11,103,790

15,546,709                                 21,447,735

                                          -------------- -------------- --------

------ --------------

    Receivables -

    Company contribution                        530,606       89,273

144,961      148,100

    Accrued interest and dividends              107,638       53,847

49,501       8,311

    Fund transfers pending                     (453,883)       5,691

710,095      (19,794)

                                          -------------- -------------- --------

----   ------------

                                                184,361      148,811

904,557      (85,698)

                                          -------------  -----------    --------

----   ------------

       Total assets                          55,894,709   11,252,601

16,451,266                                  21,362,037



LIABILITIES

       Other liabilities                          34,348       8,162

11,819        8,229

                                          -------------- ---------------                  --------------

NET ASSETS AVAIABLE FOR

    PLAN BENEFITS                            $55,860,361 $11,244,439

$16,439,447                                $21,353,808

                                          ============== ===========

============                              ============










                                                        Company        Pfizer

  Stock                                  Participant

                                                        Stock Fund         Fund          Loan Fund

  Total


ASSETS:

    Investments, at fair market value

       or contract value -

       DEKALB Genetics Corporation

         common stock                                      $2,208,277   $

-   $      -

    Common stocks

84,135        -                              54,823,555

    Investment in common trust funds                                -

7,938         808                            28,223,150

    U.S. Treasury bonds and notes                                   -

-           -                                 5,497,995

    Participation Accumulation Fund                                 -

-           -                                15,356,763

    Participation loans                                             -

-    1,075,137                                1,075,137

                                                         -------------  --------

--  -----------                           -------------

       Total investments                                    2,208,277

92,073  1,075,945                           107,184,877

                                                         -------------  --------

--  -----------                           -------------

    Receivables -

    Company contribution                                      119,664          -                  -

1,032,604

    Accrued interest and dividends                             11,967

482          3                                  231,749

    Fund transfers pending                                    (19,794)

-            -                                       -

                                                         -------------  --------

--  -----------                           --------------

                                                              111,837

482          3                                1,264,353

                                                         -------------  --------

--  -----------                           -------------

       Total assets                                         2,320,114

92,555  1,075,948                           108,449,230



LIABILITIES

       Other liabilities                                       11,332

-       51,920                                  125,810

                                                         -------------  --------

--  -----------                           -------------

NET ASSETS AVAIABLE FOR

    PLAN BENEFITS                                           $2,308,782    $

92,555 $1,024,028                          $108,323,420

                                                         =============

==========                                ==========     ==============

    The accompanying notes are an integral part of this financial statement.


             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND

                                   INFORMATION

                  FOR THE YEARS ENDED AUGUST 31, 1996 AND 1995





                                                                 Fund

                                                            Information

                                          -------------------------------------

  --------------------------------------------



                                                                                          Capital

                                                              Money

  Fixed                                   Preservation     Company

                                          Equity Fund      Market Fund   Income

  Fund                                       Fund          Stock Fund


BALANCE AT AUGUST 31, 1994:                $48,811,477      $11,605,812

$16,271,403                                $21,218,964      $1,444,318

      ---------------                      -----------      -----------   ------

----- ----------                           ----------

     Contributions -

      Company                                  1,246,697        215,835

338,410         320,539                       270,420

      Participant                              2,383,334        509,329

753,866          431,653                      382,949

     Interest income                              95,390             -

509,856        1,092,847                            -

     Dividend income                           1,123,232             -

-              -                                    -

     Net appreciation (depreciation) in

      fair value of investments                5,732,365             -

117,056           14,053                       414,531

     Net investment gain (loss) on

      common trust funds                       2,285,043        699,853

1,063,830         266,901                           -

     Distributions                            (4,131,029)    (2,869,862)

(1,650,653)    (3,524,673)                    (183,977)

     Transfers                                (1,483,561)     1,066,866

(950,323)       1,498,535                     (131,517)

     Participant loans distributions            (281,785)       (34,768)

(35,694)          (58,386)                           -

     Participant loan repayments                 371,795         58,777

99,961             98,063                       66,239

     Fees and expenses                          (292,597)       (78,265)

(4,688)                -                             -

                                           --------------   ------------  ------

-------     --------------                  -----    --

      Net additions (deductions)               7,048,884       (361,373)

168,044           134,844                      864,464

                                           -------------    ------------  ------

------      -------------                  -----------

BALANCE AT AUGUST 31, 1995                    55,860,361     11,244,439

16,439,447     21,353,808                    2,308,782



     Contributions -

      Company                                  1,973,807        303,429

452,303           304,277                      523,877

      Participant                              2,140,326        268,943

434,511           354,035                      418,101

     Interest income                             191,895             -

423,805           934,348                        3,277

Dividend income                                1,192,639             -

-     -          35,008

     Net appreciation (depreciation) in

      fair value of investments                8,338,682             -

(426,532)                                   -                 3,104,365

     Net investment gain (loss) on

      common trust funds                         547,429        612,779

754,965           221,334                           -

     Distributions                            (3,748,861)    (1,283,150)

1,066,614)       (289,318)                          -

     Transfers                                 1,839,186       (483,488)

441,563          (543,352)                  (1,253,909)

     Participant loans distributions            (154,330)       (29,249)

(33,878)          (16,584)                        (288)

     Participant loan repayments                 261,974         31,806

59,727             66,094                       46,040

     Fees and expenses                          (347,430)        (5,166)

(68,560)           (3,343)                          -

                                           --------------   ------------  ------

------      --------------                 -----------

      Net additions (deductions)              12,235,317       (584,096)

971,290        (2,175,596)                    2,587,15

                                           -------------    ------------    ----

-------     --------------                 -----------

BALANCE AT AUGUST 31, 1995                     68,095,678    10,660,343

17,410,737      19,178,212                    4,895,935

                                           ==============   ===========

=========== ==============                 ============




                                                       Fund Information

                                          -------------------------------------

  -------------------------------------





          Money                           Pfizer Stock     Participant

                                               Fund        Loan Fund     Total


BALANCE AT AUGUST 31, 1994:                $     64,438     $1,176,810

$100,593,222

      ---------------                      ------------     ----------    ------

------

Contributions -

      Company                                        -              -

2,391,901

      Participant                                    -              -

4,461,131

Interest income                                       -        141,420

1,839,513

     Dividend income                              1,730             -

1,168,781

     Net appreciation (depreciation) in

      fair value of investments                  25,986             -

6,303,991

     Net investment gain (loss) on

      common trust funds                            401             -

4,316,028

     Distributions                                    -          (9,663)

(12,367,857)

     Transfers                                        -              -

-

     Participant loans distributions                  -         410,633

-

     Participant loan repayments                      -        (694,835)

-

     Fees and expenses                                -            (337)

(383,290)

                                           ------------     ------------  ------

-------

      Net additions (deductions)                 28,117        (152,782)

7,730,198

                                           ------------     ------------  ------

------

BALANCE AT AUGUST 31, 1995                       92,555       1,024,028

108,323,420



     Contributions -

      Company                                        -                -

3,557,693

      Participant                                    -                 -

3,615,916

     Interest income                                 -          115,169

1,668,494

Dividend income                                   1,465              -

1,229,112

     Net appreciation (depreciation) in

      fair value of investments                  36,830              -

11,053,345

     Net investment gain (loss) on

      common trust funds                          1,049              -

2,137,556

     Distributions                                   -           (53,676)

(9,934,024)

     Transfers                                       -                -

-

     Participant loans distributions                 -           234,329

-

     Participant loan repayments                     -          (465,641)

-

     Fees and expenses                               -              (788)

(425,277)

                                           ------------     -----------   ------

-------

      Net additions (deductions)                 39,344         (170,597)

12,902,815

                                           ------------     -------------   ----

-------

BALANCE AT AUGUST 31, 1995                      131,899          853,431

121,226,235

                                           ============     ============

=============







    The accompanying notes are an integral part of this financial statement.


             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



                          NOTES TO FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  Contributions:



  Contributions to DEKALB Genetics Corporation Savings and Investment Plan (the

  "Plan") from participants are recorded on an accrual basis and are deposited directly in the appropriate fund on a bi-weekly basis.  Contributions made by

  DEKALB Genetics Corporation (the "Company") are accrued on the basis of participants' contributions and are made quarterly.



  Investments Valuation:



  Investments in securities (U.S. Treasury bonds and notes, corporate bond and bond investment funds, and common stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's year; securities in collective short-term investment funds and money market funds are stated at fair value as determined by the Trustee of such funds.  The capital preservation fund is valued at contract value.



  Withdrawals, Transfers and Forfeitures:



  Withdrawals of participant and employer contributions can be made subject to certain specified restrictions and tax consequences.  Participants may elect to transfer all or part of their balance of funds to other funds as the Plan allows on a quarterly basis.  Transfers between the capital preservation fund and the money market funds are prohibited as are transfers of participant balances to the company stock fund.  Amounts forfeited by participants, as described in Note 2, are applied to reduce amounts that the Company is required to contribute to the Plan.



  Reconciliation to Form 5500



  As of August 31, 1996 and 1995, the Plan had approximately $5,036,028 and

  $3,703,760, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan.  These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.



  The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the years ended August 31, 1996 and 1995.





                                                                         Net

  Assets Available

                                                                         for

  Plan Benefits

                                                    Benefits                        August 31

                                                    Payable to   Benefits           --------------------

  ----------------

                                                    Participants    Paid                 1996           1995


   Per financial statements       $     -            9,934,024     121,226,234         $108,323,420

   Accrued benefit payments        5,036,028         5,036,028      (5,036,028)          (3,703,760)

   Reversal of 1995 accrual

       for benefit payments              -                   -              -                      -

                                                    ----------     ----------          -----------   -----

  -------

   Per Form 5500                   5,036,028        14,970,052     116,190,206         $104,619,660

                                                    ==========     ==========          ===========

  ============


DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



NOTES TO FINANCIAL STATEMENTS



  Other:



  Purchases and sales of securities are reflected on a trade-date basis.

  Dividend income is recorded on the ex-dividend date.  Income from other investments are recorded as earned on an accrual basis.



  The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.



  Trustee fees and investment management fees were paid by the Plan in 1996 and

  1995.  All other administrative fees are paid by the Company.



2.   PLAN DESCRIPTION:



  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.



  The Plan, which was established effective September 1, 1982, is defined contribution plan covering substantially all employees of the Company and its subsidiaries.  The Plan is subject to the provisions of the Employee

  Retirement Income Security Act of 1974.



  All monies received by the Trustee of the Plan are invested at the direction of the participants in accordance with the terms of the Trust Agreement.

  Participant contributions (from 1% to 15% of covered compensation) are invested in the equity fund, money market fund, fixed income fund, capital preservation fund or Company common stock fund maintained by the Trustee.

  Company contributions (50% matching of participant contributions from 1% to

  6% of covered compensation) are invested in the various funds in proportion to the participants' investment in such funds.  The Company may elect to contribute an additional amount at the discretion of the Board of Directors.



  Effective September 1, 1995, the Plan was amended to provide for a guaranteed

  Company contribution to the Plan equal to 1% of payroll for all employees eligible to participate in the Plan.



  Contributions from participants are credited directly to their account in each fund.  Employee contributions are invested in multiples of 10%.

  Transfers of account balances must be in whole percentages.  Rollovers from prior qualified plans are invested at the employee's discretion.  Company matching contributions and any discretionary Company matching contributions are invested in the investment funds in the same proportions as the participant employee's pretax contributions.  A participant may change his investment direction with respect to his current account and future contributions no more than four times per year (March 1, June 1, September 1 and December 1 of each year) by giving the Plan's administrative committee written notice in the prescribed form.  Changes in investment direction of the current account balance will become effective as of the first day in the next Plan quarter.  Changes in investment direction of future contributions become effective as of the first payroll pay day in the next Plan quarter.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



NOTES TO FINANCIAL STATEMENTS





2.   PLAN DESCRIPTION, CONTINUED:



  There are currently five investment funds available to participants.  These five funds are described briefly below:



     (a) Equity fund. The equity fund is a pooled fund invested primarily in common stocks. There are no guarantees with respect to principal or investment return.



     (b) Money market fund. The money market fund is a pooled fund maintained and managed by the Trustee that is invested in short term debt securities such as commercial paper and certificates of deposit. There are no guarantees with respect to principal or investment return.



     (c) Fixed income fund. The fixed income fund is a pooled fund invested primarily in corporate and government bonds of intermediate, (e.g., five to seven year) term. There are no guarantees with respect to principal or investment return.



     (d) Capital preservation fund. The capital preservation fund is underwritten by the Aetna Insurance Company. The underlying investments are medium-term debt securities with an average investment life of four to five years. The investment portfolio includes commercial paper, medium-term bonds and private debt placements. The investments in the fund are valued at contract value.

       There are no guarantees with respect to payment of income or principal.



     (e)  Company common stock fund.  The Company common stock fund enables participants to purchase DEKALB Genetics Corporation Class A Common Stock. The per share purchase price equals the average of the per share closing price of Class B Common Stock as quoted on the National Association of Securities Dealers Automated Quotation System/National Market System (NASDAQ/NMS) on the last ten trading days prior to the date of purchase. The Board of Directors has authorized up to 100,000 shares of Class A Common Stock as available for purchase by the Plan. There are no guarantees with respect to principal or investment return.



  A sixth fund, the Pfizer stock fund, was created solely for the purpose of holding common stock of Pfizer, Inc. received by the Plan through employee rollover contributions.  No additional contributions may be made to this fund.



  A seventh fund, the participant loan fund, was created for the purpose of recording participant loans and related activity.  Interest on these loans is accumulated at prime plus one percent, determined at the date the loan is granted.



  Participants may apply for a loan from the Plan.  The total loan amount is limited to the lesser of $50,000 or one half of the participant's vested account balance.  Loan repayments are made by the participant through payroll deductions.  The minimum loan amount is $1,000 and only one loan per Plan year to a participant is allowed.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



NOTES TO FINANCIAL STATEMENTS





2.   PLAN DESCRIPTION, CONTINUED:



  At August 31, 1996 and 1995, there were 1,560 and 1,397 participants,

  respectively some of whom elected to invest in more than one fund.  Set forth below is the number of participants investing in each fund.



        August 31

                                         1996           1995

  Equity Fund                            1,447          1,274

  Money Market Fund                        683            621

  Fixed Income Fund                        942            835

  Capital Preservation Fund                613            564

  Company Stock Fund                       736            575

  Pfizer Stock Fund                          2              2

                                         ====           ====



  A participant is at all times fully vested in his employee contribution account.  His employer contribution account vests at the rate of 20% per year.  Termination of employment before the completion of five (5) years of service will result in forfeitures from the employer contribution account unless such termination is due to the participant's attainment of age 65 or death or disability.  Distributions from the Plan are paid in cash as a lump sum; provided, however, that distributions from the Company common stock fund may, at the participant's election, be received in either whole shares of

  DEKALB Genetics Corporation Class A Common Stock or cash.



  If the Plan is terminated, the interests of all participants or their beneficiaries shall be fully vested and nonforfeitable and participants shall be entitled to a distribution of their accrual balances.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



NOTES TO FINANCIAL STATEMENTS





3.   INVESTMENTS:



  Individual investments (at fair value or contract value) representing five percent or more of net assets available for plan benefits in 1996 and 1995 are summarized as follows:



     Description                        1996              1995

  Harris Bank Common Stock Fund    $15,447,645       $11,616,458



  Harris Bank Collective

     Short Term Investment Fund              -        14,165,779



  Citibank Liquid Reserve Fund       9,974,392                 -



  Harris Bank Collective

     Marketable Bond Fund           11,670,924         9,778,000



  Participation Accumulation Fund  $13,858,294       $15,356,763

                                     =========         =========



4.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:



  The Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in value $11,053,345 and $6,303,991 for the years ended August 31, 1996 and 1995, respectively, summarized as follows:



                                             1996             1995

  DEKALB Genetics Corporation Common Stock$  3,104,365    $   414,531

  Common Stocks                          8,375,513          5,758,351

  U.S. Treasury bonds and notes          (426,533)            117,056

  Guaranteed Investment contract                  -            14,053



                                       $11,053,345         $6,303,991



5.   TAX STATUS:



The Plan obtained its latest determination letter dated April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The

Plan has been amended since receiving the determination letter.  However, the

Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN

            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF AUGUST 31, 1996



                (Employer Identification #36-3586793, Plan #002)





                                                Description of Investment,

                                                 Including Maturity Date,

             Identity of Issue,                         Rate of Interest,

          Borrower, Lessor or                           Collateral, Par or

Historical                                  Market

           Similar Party                           Maturity Value                Cost

Value


*DEKALB Genetics Corp.                      Common Stock, 136,484 shares      $1,679,451       $4,503,972

                                                                             ---

----------                                  -------------

COMMON STOCKS:

    Avon Products Inc.                      Common Stock, 26,000 shares          764,918        1,244,750

    Boeing Company                          Common Stock, 9,000 shares           339,253          814,500

    Bristol Meyers & Co.

       Squibb Company                       Common Stock, 21,000 shares        1,536,762        1,842,750

    Burlington Resources Inc.               Common Stock, 33,000 shares        1,238,762        1,406,625

    Cooper Industries                       Common Stock, 23,000 shares          899,022          931,500

    Cooper Tire & Rubber Co.                Common Stock, 30,200 shares          713,670          588,900

    Corning, Incorporated                   Common Stock, 45,000 shares        1,318,967        1,676,250

    Donnelley R.R. Sons                     Common Stock, 21,000 shares          745,448          685,125

    Dover Corp.                             Common Stock, 38,000 shares          801,620        1,667,250

    Eastman Chemical Co.                    Common Stock, 15,000 shares          997,225          838,125

    Eaton Corp.                             Common Stock, 17,000 shares          927,709          941,375

    Excel Limited                           Common Stock, 28,000 shares          583,167          938,000

    Exxon Corp.                             Common Stock, 20,000 shares        1,053,122        1,630,000

    Genuine Parts Co.                       Common Stock, 30,000 shares          889,427        1,286,250

    Grainger W W Inc.                       Common Stock, 18,000 shares        1,104,665        1,215,000

    Hasbro Inc.                             Common Stock, 30,000 shares        1,031,506        1,102,500

    International Business

       Machines Corp.                       Common Stock, 13,000 shares        1,358,925        1,486,875

    International Flavor &

       Fragrances                           Common Stock, 16,000 shares          769,496          688,000

    Marsh & McLennan Cos. Inc.              Common Stock, 22,000 shares        1,628,210        2,046,000

    MBIA Inc.                               Common Stock, 17,000 shares        1,023,910        1,385,500

    McCormick & Co., Inc.                   Common Stock, 43,000 shares          903,288          881,500

    McGraw-Hill Companies Inc.              Common Stock, 31,000 shares        1,283,107        1,271,000

    Motorola Inc.                           Common Stock, 15,000 shares          790,366          800,625

    Pfizer, Inc.                            Common Stock, 1,704 shares            55,806          120,984

    Pitney Bowes Inc.                       Common Stock, 20,000 shares          906,361          965,000

    Raytheon Company                        Common Stock, 42,000 shares        1,049,583        2,163,000

    Readers Digest Assn.,

       Inc.                                 Common Stock, 48,000 shares        1,969,969        1,938,000

    Royal Dutch Petroleum

       Co. N.Y.                             Common Stock, 14,000 shares        1,144,066        2,091,250

    Schering-Plough Corp.                   Common Stock, 39,000 shares        1,235,166        2,179,125

    Service Corp International              Common Stock, 13,000 shares          340,401          732,875

    Sherwin Williams Company                Common Stock, 33,000 shares        1,069,323        1,443,750

    State Street Boston

       Corporation                          Common Stock, 40,000 shares        1,329,180        2,165,000

    Union Camp Corp.                        Common Stock, 27,000 shares        1,119,413        1,309,500

    Wachovia Corp                           Common Stock, 21,000 shares          756,564          960,750










                                  Description of Investment,

                                   Including Maturity Date,

            Identity of Issue,                                    Rate of

Interest,

         Borrower, Lessor or              Collateral, Par or      Historical

Market

           Similar Party                           Maturity Value                Cost

Value



Common Stock

    (continued) -

    Whitman Corporation                     Common Stock, 45,000 shares          720,647        1,006,875

    *Harris Bank Common

       Stock Fund                           Common Stock, 865,108 shares       8,733,694      15,447,645

    *Harris Bank Special

       Capital Fund                         Common Stock,78,770 shares         1,490,045        1,946,874

    *Harris Special

       Capital Liquidating Account          Common Stock, 239,073 shares       4,688,063        4,560,286

    *Harris Bank

       Convertible Funds                    Common Stock, 52,415 shares        1,089,050        1,312,457

                                                                           -------

--------                                    -------------

                                                Total Common Stocks           50,400,045      67,711,771

                                                                           -------

--------                                    -------------



    *Harris Bank

       Marketable Bond Fund                 Common Stock, 575,757 shares      11,407,496      11,670,924



*LIQUID RESERVE FUND --

    Citibank Commingled

    Employee Benefit Trust                                                    14,531,170     14,531,170

                                                                           -------

--------                                    -------------














                                  Description of Investment,

                                    Including Maturity Date,

            Identity of Issue,                                    Rate of

Interest,

         Borrower, Lessor or              Collateral, Par or      Historical

Market

           Similar Party                           Maturity Value                Cost

Value



U.S. TREASURY BONDS AND

    NOTES:

    U.S. Treasury note                      $1,000,000 par, 5.875%, due

                                            02/15/2004                          $967,031         $941,720

    U.S. Treasury note                      $300,000 par, 8.50%, due

                                            02/15/2000                           340,875          317,157

    U.S. Treasury note                      $500,000 par, 7.50%, due

                                            05/15/2002                           501,406          517,345

    U.S. Treasury note                      $200,000 par, 9.250%, due

                                            08/15/1998                           199,313          210,532

    U.S. Treasury note                      $300,000 par, 8.875%, due

                                            11/15/1997                           303,000          309,375

    U.S. Treasury note                      $600,000 par, 5.625%, due

                                            02/15/2006                           547,969          548,064

    U.S. Treasury bond                      $500,000 par, 7.625%, due

                                            02/15/2007                           504,766          512,500

    U.S. Treasury bond                      $600,000 par, 10.750%, due

                                            02/15/2003                           669,750          720,372

    U.S. Treasury bond                      $400,000 par, 8.250%, due

                                            05/15/2005                           370,750          416,564

    U.S. Treasury bond                      $600,000 par, 9.375%, due

                                            02/15/2006                           609,105          700,218

    U.S. Treasury note                      $400,000 par, 7.750%, due

                                            02/15/2001                           412,938          415,876

    U.S. Treasury note                      $200,000 par, 8.875%, due

                                            02/15/1999                           195,000          210,844





                                            Total U.S. Treasury

                                            Bonds and Notes                    5,621,902        5,820,567

                                                                        ----------------   --------------

Aetna                                       Participant Accumulations

                                            Fund  #DC-13591                   13,858,294       13,858,294

                                                                         ---------------   --------------

Plan participants                           Participant loans, with

                                            interest rates from 7% to

                                            12.5%                                      -          861,609

                                                                           -------------     ------------



                                                                             $97,498,189     $118,958,307



=========                                   ==========



                             *   Party in interest.





          The accompanying notes are an integral part of this schedule.


             DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN



                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS



                       For The Year Ended August 31, 1996



                (Employer Identification #36-3586793, Plan #002)











                                                                                               Current

                     Description of         Number of       Purchase   Selling    Cost of      Value        Net Gain

Identity of Party         Assets          Transactions       Price      Price       Asset      of

Asset                     or Loss


*Citibank, N.A.     Collective Investments

                    Fund                      153         18,271,873     -       18,271,873        -              -

                                              40                   -  3,740,702   3,740,702        -              -

                                              ===          =========  =========  ==========      ===            ===





                         *Party-in-interest transaction.





          The accompanying notes are an integral part of this schedule.


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in the Form 11-K, into the Company's previously filed

Registration Statement File No. 33-33305.







Arthur Andersen LLP









Chicago, Illinois

February 21, 1997